SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value per share
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(Title of Class of Securities)

82935T104
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(CUSIP Number)

Asher S. Levitsky P.C.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
212-370-1300
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 12, 2011
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935T104

1.    Name of Reporting Persons: Ching Kuen LEE
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.    SEC Use Only

4.    Source of Funds (See Instructions)
             PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.    Citizenship or Place of Organization
             Hong Kong

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power	1,732,210

8. Shared Voting Power	5,384,923

9. Sole Dispositive Power	1,732,210

10. Shared Dispositive Power	5,384,923

11. Aggregate Amount Beneficially Owned by Each Reporting Person	7,117,133

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13 Percent of Class Represented by Amount in Row (11)	26.1%

14. Type of Reporting Person	IN

CUSIP No. 82935T104

1.    Name of Reporting Persons: Leading King Investment Limited
             I.R.S. Identification No. of Above Persons (entities only). NA

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.    SEC Use Only

4.    Source of Funds (See Instructions)
             OO

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.    Citizenship or Place of Organization
             British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7. Sole Voting Power	0

8. Shared Voting Power	5,384,923

9. Sole Dispositive Power	0

10. Shared Dispositive Power	5,384,923

11. Aggregate Amount Beneficially Owned by Each Reporting Person	5,384,923

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13 Percent of Class Represented by Amount in Row (11)	19.7%

14. Type of Reporting Person	CO

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 per share, of Sino Gas International Holdings, Inc., a Utah corporation (the “Issuer”). The address of the Issuer’s principal office is No. 18 Zhong Guan Cun Dong St., Haidian District, Beijing, P. R. China, 10083.

Item 2.  Identity and Background

(a)           This Schedule 13D is being filed on behalf of Ching Kuen LEE and Leading King Investment Limited, a company incorporated under the laws of the British Virgin Islands (“Leading King”).  Mr. Lee is the sole stockholder and director of Leading King.  Mr. Lee and Leading King are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.”

(b)           Mr. Lee’s address is Unit 3605-07, 36/F., Metroplaza 2, 223 Hing Fong Road, New Territories, Hong Kong.  The registered office of Leading King is Portcullis TrustNet Chambers, PO Box 3444, Road Town, Tortola, British Virgin Islands.

(c)           Mr. Lee’s principal occupation is an executive officer of Lick Sang International Company Ltd.

(d)           Neither Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lee is a citizen of Hong Kong.

Item 3.  Source and Amount of Funds or Other Consideration

On September 12, 2011, Mr. Lee purchased from the former shareholders of Leading King all of the ordinary shares of Leading King for a cash purchase price of $4,415,636.  Leading King’s sole asset was 5,384,923 shares of the Issuer’s common stock.

On October 20, 2011, Mr. Lee acquired additional 1,732,210 shares of the Issuer’s common stock in the public market at a price of $0.35 per share.

The purchase price for shares of Leading King and the shares of the Issuer’s common stock purchased by Mr. Lee was funded by Mr. Lee’s personal funds.

Item 4. Purpose of Transaction

Leading King and Mr. Lee acquired the shares principally for investment purposes.  Neither Mr. Lee nor Leading King has any specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although Mr. Lee and Leading King may from time to time make additional purchases of the Issuer’s common stock or dispose of all or some of the shares of the Issuer’s common stock presently owned by them.

Item 5. Interest in Securities of the Issuer

(a)            As of the date hereof, Leading King is the record and beneficial owner of 5,384,923 shares of common stock, representing 19.7% of the Issuer’s outstanding common stock.  Mr. Lee, as the sole shareholder of Leading King, is the beneficial owner of the shares of common stock owned by Leading King.  Mr. Lee separately owns 1,732,201 shares of the common stock, representing 6.3% of the outstanding common stock.  As a result, Mr. Lee is the beneficial owner of 7,117,133 shares of common stock, representing 26.1% of the outstanding common stock.  The percentages are based upon the disclosure in the Issuer’s recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 that there were 27,317,867 outstanding shares of common stock on September 30, 2011.

(b)            Leading King and Mr. Lee have shared power to vote and dispose of the shares owned by Leading King.  Mr. Lee, as the sole shareholder and director of Leading King, has the effective power to vote and dispose of the shares owned by Leading King and the shares owned in his own name.

(c)            Other than as reported in this Schedule 13D, neither Reporting Person has effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Leading King or Mr. Lee.

(e)            Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement attached hereto as Exhibit A

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2011	Leading King Investment Inc.

	By:	/s/ Ching Kuen LEE
Name: Ching Kuen LEE
Title: Director

Dated: December 7, 2011	By:	/s/ Ching Kuen LEE
Ching Kuen LEE

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of Sino Gas International Holdings, Inc. dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 7, 2011	Leading King Investment Inc.

	By:	/s/ Ching Kuen LEE
Name: Ching Kuen LEE
Title: Director

Dated: December 7, 2011	By:	/s/ Ching Kuen LEE
Ching Kuen LEE